ORIFER SA
22 – 24 Rives de Clausen
2165 Luxembourg

Tel: (42) 79 413 50 27

April 20, 2011

NEWS RELEASE

Luxembourg. Jean-Edgar de Trentinian, President of Orifer SA ("**Orifer**") announces that Orifer intends to sell up to 140,400,000 Share Purchase Warrants of **Yukon-Nevada Gold Corp.** ("**YNG**") from its control base. This sale will not result in a reduction of Orifer's and Mr. de Trentinian's direct and indirect shareholdings of 190,480,500 shares, representing 25.20% of the issued and outstanding share capital (755,816,679 shares) of YNG, but if completed will reduce the number of Orifer's presently held warrants to zero.. The securities will be distributed privately. The proposed commencement date of the sale is April 28, 2011.

ORIFER SA

Jean-Edgar de Trentinian, President

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.